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03030170

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

EXHIBIT
INDEX ON
PAGE 3.

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number

FORM 8-K FOR (dated August 1, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Monroeville, State of Pennsylvania, August 18, 2003.


THE IT GROUP, INC.
(Registrant)


By: *[signature]*

Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

```
- - - - - - - - - - - - - - x
                            :
In re:                      :   Chapter 11
                            :
The IT Group, Inc.,         :   Case No. 02-10118 (MFW)
    et al.,                 :
                            :   Jointly Administered
            Debtors.        :
                            :
- - - - - - - - - - - - - - x
```

**NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD
FROM MAY 31, 2003 THROUGH JUNE 27, 2003**

PLEASE TAKE NOTICE that on August 1, 2003, the
debtors and debtors-in-possession in the above-captioned
cases filed with the Court the Monthly Operating Report
of The IT Group Inc. et al., for the period from May 31,
2003 through June 27, 2003 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporane-
ously herewith, the Monthly Operating Report was

transmitted to the parties listed on Exhibit B attached

hereto in the manner provided thereon.

Dated: Wilmington, Delaware
           August 1, 2003

/s/ Marion M. Quirk
Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER
       & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

            - and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER
       & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and
   Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period May 31, 2003 thru June 27, 2003

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

```
- - - - - - - - - - - - - - - x
                              :
                              : Chapter 11
In re:                        :
                              : Case No. 02-10118 (MFW)
The IT Group, Inc.,           :
    et al.,                   : Jointly Administered
                              :
            Debtors.          :
                              x
- - - - - - - - - - - - - - -
```

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD MAY 31, 2003 THROUGH JUNE 27, 2003 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of June 27, 2003. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
          July 30, 2003

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
JUNE 27, 2003

	05/30/03	Reclass/ Prior Period Adjustments	June Activity	06/27/03
Current Assets:				
Cash	56,353,462	-	(563,569)	55,789,893
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	1,276,224	-	(980,178)	296,046
Prepaid expenses and other current assets	28,753,189	-	86,849	28,840,038
Total current assets	86,382,875	-	(1,456,898)	84,925,977
Property, plant and equipment at cost	6,797	-	(6,797)	-
Accumulated depreciation and amortization	(1,279)	-	1,279	-
Net property, plant and equipment	5,518	-	(5,518)	-
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	224,333	-	(224,333)	-
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-	-	-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	86,612,726	-	(1,686,749)	84,925,977
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	8,676,838	-	36,100	8,712,938
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,177,490	-	-	32,177,490
Long-term debt due within 1 year-unsecured	257,483,539	-	-	257,483,539
Long-term debt due within 1 year-secured	490,643,788	-	-	490,643,788
Current Liabilities (Post Petition)				
Accounts payable-unsecured	23,077	-	(11,129)	11,948
Accrued wages and related liabilities-unsecured	3,731,980	-	(9,816)	3,722,164
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	11,380,739	-	(442,792)	10,937,947
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	341,003	-	(4,584)	336,419
Total current liabilities	879,103,709	-	(432,221)	878,671,488
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	883,511,982	-	(432,221)	883,079,761
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,150,750,455)	-	(1,254,528)	(1,152,004,983)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(796,899,256)	-	(1,254,528)	(798,153,784)
Total liabilities and stockholders' equity	86,612,726	-	(1,686,749)	84,925,977

| | - | - | - | - |

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
MAY 31, 2003 THRU JUNE 27, 2003

Revenues	-
Cost and expenses:	
Cost of revenues	-
Selling, general and administrative expense	891,250
Total cost and expenses	891,250
Operating income/(loss)	(891,250)
Gain/(loss) on sale of Organic Waste Technologies (H.K.) Ltd.	(160,368)
Unrealized gain/(loss) on stock held for sale	(250,700)
Interest income, net	47,790
Net income/(loss) before income taxes	(1,254,528)

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of June 27, 2003

Days Aged	Balance
0 - 30	348,367
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	42,986,236
Pre Petition	42,637,869
Post Petition	348,367
	42,986,236

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of June 27, 2003
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.	X	
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

Pursuant to the terms of the Order Authorizing and Approving the Sale of Stock of Organic Waste Technologies (H.K.) Ltd., Free and Clear of Liens, Claims, Interests, and Encumbrances, issued by the Honorable Mary F. Walrath on June 20, 2003, Debtor completed the sale of Organic Waste Technologies (H.K.) Ltd. on June 26, 2003 for $25,000.

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
June 27, 2003

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	06/27/03 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	112,685
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	72,548
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,456,389
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	3,684,540
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,401,094
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,543,864
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	508,773
					55,789,893

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	June 2003 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 56,268	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	766	253,332
Loans and Advances		-
Sale of Assets (d)	20	69,288
Other (Reimbursements from Shaw)	10	19,936
DIP Draw & (Repayment)	-	50,000
Total Receipts	797	392,555
Disbursements		
Net Payroll & Benefits	(77)	(89,584)
Payroll Taxes	(21)	(34,176)
Sales, Use, and Other Taxes	(3)	(1,003)
Operating Expenses	(197)	(160,957)
Rental & Leases	-	(14,019)
Insurance	(386)	(8,410)
Administrative & Selling	(22)	(6,253)
Sale of Assets	-	-
Claims Settlements	-	(180)
Other (Attach List)	-	(17,678)
Professional Fees (b)	(624)	(22,536)
U.S. Trustee Fees	(25)	(241)
Court Costs	-	-
Total Disbursements (c)	(1,356)	(355,035)
Net Cash Flow (Receipts Less Disbursements)	$ (559)	$ 37,521
Cash - End of Month	$ 55,710	$ 55,710
Total Disbursements	$ (1,356)	
Less: Transfers to Debtor in Possession Accounts	-	
Plus: Estate Disbursements Made by Outside Sources	-	
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (1,356)	

(a) June actual includes cash flow activity from June 1, 2003 through June 30, 2003.

(b) Professional fees include $221,627.39 to Skadden Arps on 06/11/03, $127,788.07 to Kroll Zolfo Cooper on 06/25/03, $23,436.55 to Alix Partners on 06/11/03, $16,356.31 and $11,059.01 to The Bayard Firm on 06/11/03 and 06/25/03 respectively, $70,081.74 to White & Case on 06/11/03, and $62,282.36 to Jefferson Wells on 06/04/03.

(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

(d) Payment related to the sale of Organic Waste Technologies (H.K.) Ltd.

Filing for 062703

EXHIBIT B

<u>EXHIBIT B</u>

The IT Group, Inc., <u>et</u> <u>al</u>.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher
& Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher
& Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O.
Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

Miscellaneous:
02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 8/1/2003 at 4:49 PM EDT and filed on 8/1/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 2994

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period May 31, 2003 through June 27, 2003 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:S:\BANKRUPTCY\ITG\monthly operating rptJune03.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=8/1/2003] [FileNumber=1789115-0]
[791e1c366b016bd3f089207d8ad81da756d7acf99d008c98a1c25a372552aabe69749
a860feb3cbc985c237dab6f9d447a04e46390d33cd7cf0aede3dc9783b4]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III   bankruptcy@pacdelaware.com

Julia Melville Andrew   jandrew@oag.state.md.us,

Michael W. Arrington   marrington@pnglaw.com

Elio Battista   battista@blankrome.com

Christopher R. Belmonte   cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato   bankruptcy@bbglaw.com

Karen C Bifferato   kcb@cblhlaw.com

Joseph J. Bodnar   jbodnar@monlaw.com

William Pierce Bowden   wbowden@ashby-geddes.com

Kay Diebel Brock   kay.brock@oag.state.tx.us,